As filed with the Securities and Exchange Commission on May 7, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOPE BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-4849715
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3200 Wilshire Boulevard, Suite 1400

Los Angeles, CA 90010

(Address of principal executive offices) (Zip Code)

BBCN Bancorp, Inc. 2016 Incentive Compensation Plan

Hope Bancorp, Inc. 2019 Incentive Compensation Plan

(Full title of the plans)

Angelee J. Harris

General Counsel and Secretary

3200 Wilshire Boulevard, Suite 1400

Los Angeles, CA 90010

(Name and Address of agent for service)

(213) 639-1700

(Telephone number, including area code, of agent for service)

With a copy to:

Jordan E. Hamburger

Sheppard, Mullin, Richter & Hampton LLP

1901 Avenue of the Stars, Suite 1600

Los Angeles, CA 90067

Phone (310) 228-3700

Fax (310) 228-3701

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller Reporting Company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	1,170,626	$ 15.31	$ 17,922,284.06	$ 1,955.32
Common Stock, $0.001 par value per share, to be issued under the 2016 Plan	1,087,064	$ 15.31	$ 16,642,949.84	$ 1,815.75
Common Stock, $0.001 par value per share, to be issued under the 2019 Plan	3,881,439	$ 15.31	$ 59,424,831.09	$ 6,483.25
TOTAL	6,139,129		$ 93,990,064.99	$ 10,254.32

(1)

Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable under the Registrant’s BBCN Bancorp, Inc. 2016 Incentive Compensation Plan (the “2016 Plan”), and the Hope Bancorp, Inc. 2019 Incentive Compensation Plan (the “2019 Plan”), by reason of any stock dividend, stock split, recapitalization or other similar transaction that increases the number of the outstanding shares of the Registrant’s common stock.

(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(h) of the Securities Act of 1933, as amended, by averaging the high and low sales prices of the Registrant’s common stock reported on the Nasdaq Global Select Market on May 4, 2021.

EXPLANATORY NOTE

This Registration Statement contains two parts. The first part contains a reoffer prospectus pursuant to Form S-3 (in accordance with Section C of the General Instructions to Form S-8), which covers reoffers and resales of “restricted securities” and/or “control securities” (as such terms are defined in Section C of the General Instructions to Form S-8). This reoffer prospectus relates to offers and resales by directors and executive officers of shares of common stock, par value $0.001 per share (“Common Stock”), currently held by them or issuable upon the exercise of stock options or vesting of restricted stock units granted by Hope Bancorp, Inc. (the “Company”) pursuant to the BBCN Bancorp, Inc. 2016 Incentive Compensation Plan (the “2016 Plan”) and the Company’s 2019 Incentive Compensation Plan (the “2019 Plan,” and collectively with the 2016 Plan, the “Plans”). This reoffer prospectus may be used by the selling stockholders for reoffers and resales on a continuous or delayed basis in the future of up to 1,170,626 shares of Common Stock issued pursuant to the Plans. The second part of this Registration Statement contains information required in the Registration Statement pursuant to Part II of Form S-8.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information.

The Company will provide each recipient of a grant under each of the Plans (the “Recipients”) with documents that contain information related to the applicable Plan, and other information including, but not limited to, the disclosure required by Item 1 of Form S-8, which information is not required to be and are not being filed as a part of this Registration Statement on Form S-8 (the “Registration Statement”) or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. The foregoing information and the documents incorporated by reference in response to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. A Section 10(a) prospectus will be given to each Recipient who receives common stock covered by this Registration Statement, in accordance with Rule 428(b)(1) under the Securities Act.

Item 2.	Registrant Information and Employee Plan Annual Information.

The Company will provide to each Recipient a written statement advising of the availability of documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus) and of documents required to be delivered pursuant to Rule 428(b) under the Securities Act without charge and upon written or oral request by contacting:

Angelee J. Harris

General Counsel and Secretary

Hope Bancorp, Inc.

3200 Wilshire Boulevard, Suite 1400

Los Angeles, CA 90010

REOFFER PROSPECTUS

HOPE BANCORP, INC.

1,170,626 Shares of

Common Stock

This reoffer prospectus relates to the sale of up to 1,170,626 shares (the “Shares”) of our common stock, $0.001 par value per share (“Common Stock”), on the Nasdaq Global Select Market, or such other stock market or exchange on which our common stock may be listed or quoted, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated (see “Plan of Distribution” starting on page 23 of this prospectus). We will receive no part of the proceeds from sales made under this reoffer prospectus. The selling stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling stockholders will be borne by us.

This reoffer prospectus has been prepared for the purposes of registering Common Stock under the Securities Act to allow for future sales by selling stockholders on a continuous or delayed basis to the public without restriction.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this reoffer prospectus. These are speculative securities.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “HOPE” and the last reported sale price of our common stock on May 5, 2021 was $15.53 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 7, 2021

HOPE BANCORP, INC.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus and the accompanying prospectus carefully, including the “Risk Factors” section contained in this prospectus and our consolidated financial statements and the related notes and the other documents incorporated by reference into this prospectus and in the accompanying prospectus. Unless we have indicated otherwise or the context otherwise requires, references in this prospectus or the documents incorporated by reference herein and therein to the “Company,” “we,” “us” and “our” refer to Hope Bancorp, Inc. and its subsidiaries.

General

Hope Bancorp, Inc. (“Hope Bancorp” on a parent-only basis, and the “Company,” “we” or “our” on a consolidated basis with the Bank of Hope) is a bank holding company headquartered in Los Angeles, California. The Company was incorporated in Delaware in the year 2000. We offer commercial and retail banking loan and deposit products through our wholly-owned subsidiary, Bank of Hope, a California state-chartered bank (the “Bank” or “Bank of Hope”). The Bank primarily focuses its business in ethnic communities in California, New Jersey, Alabama and the New York City, Chicago, Houston, Dallas, Seattle and Washington, D.C. metropolitan areas.

Hope Bancorp exists primarily for the purpose of holding the stock of the Bank and other subsidiaries it may acquire or establish. Bank of Hope’s deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”), up to applicable limits.

Business Overview

Our principal business activities are conducted through the Bank and primarily consist of earning interest on loans and investment securities that are primarily funded by customer deposits and other borrowings. Operating revenues consist of the difference between interest received and interest paid, gains and losses on the sale of financial assets, and fees earned for financial services provided to our customers. Interest rates are highly sensitive to many factors that are beyond our control, such as general economic conditions, new legislation and the policies of various governmental and regulatory authorities. Although our business may vary with local and national economic conditions, such variations are not generally seasonal in nature.

Through our current network of 53 branches and 10 loan production offices, we offer core business banking products for small and medium-sized businesses and individuals. We accept deposits and originate a variety of loans, including commercial business loans, real estate loans, trade finance loans, Small Business Administration (“SBA”) loans, auto loans, single-family mortgages, warehouse lines of credit, personal loans, and credit cards. We offer cash management services to our business customers, which include remote deposit capture, lock box, and ACH origination services. We offer comprehensive investment and wealth management services to high-net-worth clients. We also offer a mobile banking application for smart devices that extends access to banking services, such as mobile deposits and bill payment for our customers at all times. In an effort to better meet our customers’ needs, our mini-market branches generally offer hours from 9 a.m. to 6 p.m. Most of our branches offer 24-hour automated teller machines (“ATMs”). We also offer debit card services to all customers. In addition, most of our branches offer foreign exchanges services, safe deposit boxes, and other customary bank services.

Lending Activities

Commercial Business Loans

We provide commercial loans to businesses for various purposes such as for working capital, purchasing inventory, debt refinancing, business acquisitions, and other business related financing needs. Commercial loans are typically classified as (1) short-term loans (or lines of credit) or (2) long-term loans (or term loans to businesses). Short-term loans are often used to finance current assets such as inventory and accounts receivable and typically have terms of one year with interest paid monthly on the outstanding balance with the principal balance due at maturity. Long-term loans typically have terms of five to seven years with principal and interest paid monthly. The credit worthiness of our borrowers is determined before a loan is originated and is periodically reviewed to ascertain whether credit quality changes have occurred. Commercial business loans are typically collateralized by the borrower’s business assets and/or real estate. We seek to establish deposit relationships with all of our commercial business loan customers.

Our commercial business loan portfolio includes trade finance loans from our Corporate Banking Center, which generally serves businesses involved in international trade activities. These loans are typically collateralized by business assets and are used to meet the short-term working capital needs (accounts receivable and inventory financing) of our borrowers. Our International Operations Department issues and advises on letters of credit for export and import businesses. Our underwriting procedure for this type of credit is the same as for commercial business loans. Our trade finance services include the issuance and negotiation of letters of credit, as well as the handling of documentary collections. On the export side, we provide advice and negotiation of commercial letters of credit and we transfer and issue back-to-back letters of credit. We also provide importers with trade finance lines of credit, which allows for the issuance of commercial letters of credit and the financing of documents received under such letters of credit, as well as documents received under documentary collections. Exporters are assisted through export lines of credit as well as through immediate financing of clean documents presented under export letters of credit.

We also provide warehouse lines of credit to mortgage loan originators. The lines of credit are used by these originators to fund mortgages which are then pledged to the Bank as collateral until the mortgage loans are sold and the lines of credit are paid down. The typical duration of these lines of credit from the time of funding to pay-down ranges from 10-30 days. Although collateralized by mortgage loans, the structure of warehouse lending agreements results in the commercial business loan treatment for these types of loans.

We provide commercial equipment lease financing through a relationship with a third-party leasing company. Equipment leasing loans are generally capital leases with maturities up to five years. In addition, we have a portfolio of syndicated loans in which we are one in a group of lenders that collectively provide credit to worthy borrowers.

Real Estate Loans

Real estate loans are extended for the purchase and refinance of real estate and are generally secured by first deeds of trust. The maturities on the majority of such loans are generally five to seven years with a 25-year principal amortization schedule and a balloon payment due at maturity. We offer both fixed and floating rate real estate loans. It is our general policy to restrict real estate loan amounts to 75% of the appraised value of the property at the date of origination.

We originate loans to finance construction projects including one-to-four family residences, multifamily residences, senior housing, and commercial projects. Residential construction loans are due upon the sale of the completed project and are generally collateralized by first liens on the real estate and have floating interest rates. Construction loans are considered to have higher risks than other loans due to the ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, and the availability of long-term financing. Economic conditions may also impact our ability to recover our investment in construction loans. Adverse economic conditions may negatively impact the real estate market, which could affect the borrowers’ ability to complete and sell the project. Additionally, the fair value of the underlying collateral may fluctuate as market conditions change. As construction loans make up only a small percentage of the total loan portfolio, these loans are not further broken down into classes.

Small Business Administration Loans

We extend loans partially guaranteed by the SBA. We primarily extend SBA loans known as SBA 7(a) loans and SBA 504 loans. SBA 7(a) loans are typically extended for working capital needs, purchase of inventory, purchase of machinery and equipment, debt refinance, business acquisitions, start-up financing, or to purchase or construct owner-occupied commercial property. SBA 7(a) loans are typically term loans with maturities up to 10 years for loans not secured by real estate and up to 25 years for real estate secured loans. SBA loans are fully amortizing with monthly payments of principal and interest. SBA 7(a) loans are typically floating rate loans that are secured by business assets and/or real estate. Depending on the loan amount, each loan is typically guaranteed 75% to 85% by the SBA, with a maximum gross loan amount to any one small business borrower of $5.0 million and a maximum SBA guaranteed amount of $3.8 million.

We are generally able to sell the guaranteed portion of the SBA 7(a) loans in the secondary market at a premium, while earning servicing fee income on the sold portion over the remaining life of the loan. In addition to the interest yield earned on the unguaranteed portion of the SBA 7(a) loans that are not sold, we can recognize income from gains on sales and from loan servicing on the SBA 7(a) loans that are sold. Although we have historically sold the guaranteed portion of SBA 7(a) loans that we originated, during the fourth quarter of 2018 we made the decision to retain these loans due to the decline in premiums offered in the secondary market. Therefore, we have been retaining these loans and earn interest income on the guaranteed portion of SBA loans as well the unguaranteed portions.

SBA 504 loans are typically extended for the purpose of purchasing owner-occupied commercial real estate or long-term capital equipment. SBA 504 loans are typically extended for up to 20 years or the life of the asset being financed. SBA 504 loans are financed as a participation loan between the Bank and the SBA through a Certified Development Company (“CDC”). Generally, the loans are structured to give the Bank a 50% first deed of trust (“TD”), the CDC a 40% second TD, and the remaining 10% is funded by the borrower. Interest rates for first TD Bank loans are subject to normal bank commercial rates and terms, and the second TD CDC loans are fixed for the life of the loans based on certain indices.

In 2020, the government established the SBA Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act to assist companies to continue paying workers and staff during the COVID-19 pandemic. Currently we have begun originating a second round of PPP loans starting the first quarter of 2021.

All of our SBA loans are originated through our SBA Loan Departments and certain loan production offices. The SBA Loan Departments are staffed by loan officers who provide assistance to qualified businesses. The Bank has been designated as an SBA Preferred Lender, which is the highest designation awarded by the SBA. This designation generally facilitates a more efficient marketing and approval process for SBA loans. We have attained SBA Preferred Lender status nationwide.

Consumer Loans

Our consumer loans consist of single-family mortgages, home equity, auto loans, credit card loans, and personal loans, with a majority of our consumer loan portfolio currently consisting of single-family mortgages secured by a first deed of trust on single family residences under a variety of loan products including fixed-rate and adjustable-rate mortgages with either 30-year or 15-year terms. Adjustable rate mortgage loans are also offered with flexible initial and periodic adjustments ranging from five to seven years.

Investing Activities

The main objective of our investment strategy is to provide a source of on-balance sheet liquidity while providing a means to manage our interest rate risk, and to generate an adequate level of interest income without taking undue risks. Subject to various restrictions, our investment policy permits investment in various types of securities, certificates of deposit (“CDs”), and federal funds sold. Our investments include equity investments and an available for sale investment portfolio which consists of government sponsored agency bonds, mortgage-backed securities, collateralized mortgage obligations (“CMOs”), asset-backed securities corporate securities, and municipal securities.

Our securities are classified for accounting purposes as equity investment or investment available for sale. We do not maintain held to maturity or trading investment portfolios. Securities purchased to meet investment-related objectives, such as liquidity management or interest rate risk and which may be sold as necessary to implement management strategies, are designated as available for sale at the time of purchase.

Deposit Activities

We attract both short-term and long-term deposits from the general public by offering a wide range of deposit products and services. Through our branch network, we provide our banking customers with personal and business checking accounts, money market accounts, savings accounts, time deposit accounts, individual retirement accounts, 24-hour ATMs, internet banking and bill-pay, remote deposit capture, lock boxes, and ACH origination services. In addition to our retail and business deposits, we obtain both secured and unsecured wholesale deposits including public deposits such as State of California Treasurer’s time deposits, brokered money market and time deposits, and deposits gathered from outside of the Bank’s normal market area through deposit listing services and our online banking platform.

FDIC-insured deposits are our primary source of funds. As part of our asset-liability management, we analyze our retail and wholesale deposit maturities and interest rates to monitor and manage our cost of funds, to the extent feasible in the context of changing market conditions, as well as to promote stability in our supply of funds.

Borrowing Activities

When we have more funds than required for our reserve requirements or short-term liquidity needs, we may sell federal funds to other financial institutions. Conversely, when we have less funds than required, we may borrow funds from the Federal Home Loan Bank of San Francisco (the “FHLB”), the Federal Reserve Bank of San Francisco (“the Federal Reserve Bank”), or from our correspondent banking relationships. In addition, we may borrow from the FHLB on a longer term basis to provide funding for certain loan or investment securities strategies, as well as asset-liability management strategies.

The FHLB functions in a reserve credit capacity for qualifying financial institutions. As a member, we are required to own capital stock in the FHLB and may apply for advances from the FHLB on an unsecured basis or by utilizing qualifying loans and certain securities as collateral. The FHLB offers a full range of borrowing programs on its advances, with terms ranging from one day to thirty years, at competitive market rates. A prepayment penalty is usually imposed for early repayment of these advances.

We may also borrow from the Federal Reserve Bank. The maximum amount that we may borrow from the Federal Reserve Bank’s discount window is up to 99% of the outstanding principal balance of the qualifying loans and the fair value of the securities that we pledge.

Long-Term Debt

At March 31, 2021, we had nine wholly-owned subsidiary grantor trusts (“Trusts”) that have issued $126.0 million of pooled trust preferred securities (“Trust Preferred Securities”). The Trust Preferred Securities accrue and pay distributions periodically at specified annual rates as provided in the related indentures for the securities. The Trusts used the net proceeds from the offering of the Trust Preferred Securities to purchase a like amount of subordinated debentures of Hope Bancorp (the “Debentures”). The Debentures are the sole assets of the trusts. Our obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the obligations of the trusts. The Trust Preferred Securities are mandatorily redeemable upon the maturity of the Debentures (which have maturity dates ranging from 2033 to 2037), or upon earlier redemption as provided in the indentures. We have the right to redeem the Debentures in whole (but not in part) on a quarterly basis at a specified redemption price. We also have the right to defer interest on the Debentures for up to five years.

In 2018, we issued $217.5 million aggregate principal amount of 2.00% convertible senior notes maturing on May 15, 2038 in a private offering to investors. Holders of the convertible notes can convert to shares of our common stock at a specified conversion rate at any time on or after February 15, 2023. Prior to February 15, 2023, the convertible notes cannot be converted unless under certain specified scenarios. The convertible notes can be settled in entirely cash, stock, or a combination of stock and cash at our option. We have the right to call the convertible notes on or after May 20, 2023 and holder of the notes can put the note on certain dates on or after May 15, 2023. The convertible notes were issued as part of our plan to repurchase shares of our common stock.

Market Area and Competition

We currently have 53 banking offices in areas having high concentrations of Korean-Americans, of which 29 are located in the Los Angeles, Orange County, Oakland and Silicon Valley (Santa Clara County) areas of California, 10 are located in the New York City metropolitan area and New Jersey, four are in the Chicago metropolitan area, three are in the Seattle metropolitan area, four are in Texas, two are in Virginia, and one is in Alabama. We also have 10 loan production offices located in Dallas, Seattle, Atlanta, Denver, Portland, Fremont, and Southern California and a representative office in Seoul, South Korea. The banking and financial services industry generally, and in our market areas specifically, is highly competitive. The increasingly competitive environment is a result primarily of strong competition among the banks servicing the Korean-American community, changes in regulations, changes in technology and product delivery systems, and consolidation among financial services companies. In addition, federal legislation may have the effect of further increasing the pace of consolidation within the financial services industry.

We compete for loans, deposits, and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, marketplace finance platforms, money market funds, credit unions, and other non-bank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets, are more widely recognized, have broader geographic scope, and offer a broader range of financial services than we do.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. The COVID-19 pandemic has had a material and adverse impact on our business, financial condition, and results of operations and any further impact will depend on future developments that cannot be predicted, including the scope and duration of the pandemic, the economic implications of the same, effectiveness of vaccines being distributed, and the continued actions taken by governmental authorities in response to the pandemic.

The COVID-19 pandemic has substantially and negatively impacted the United States economy, disrupted global supply chains, considerably lowered equity market valuations, created significant volatility and disruption in financial markets, and materially increased unemployment levels. In addition, the pandemic has resulted in permanent and temporary closures of countless businesses and the institution of social distancing and sheltering in place requirements in most states and communities. Although the United States has recently seen a decline in new cases of COVID-19 as a result of the vaccination efforts underway, other parts of the world continue to see a rise in new cases and new variants of the virus pose a potential risk to overall recovery from the pandemic.

The demand for our products and services has been and may continue to be adversely impacted, which would continue to materially and adversely affect our financial condition and results of operations. Furthermore, the pandemic could result in the recognition of amplified credit losses in our loan portfolios and increases in our allowance for credit losses. Similarly, because of economic volatility and uncertain market conditions, we may be required to recognize impairments on goodwill or impairment on other financial instruments we hold. The extent to which the COVID-19 pandemic continues to impact our business, results of operations, and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, that cannot be predicted, including the continued effectiveness of vaccines, the scope and duration of the pandemic, the economic implications of the same, and actions taken by governmental authorities and other third parties in response to the pandemic.

On March 27, 2020, President Donald Trump signed into law the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act in response to the global pandemic. The CARES Act provided approximately $2.2 trillion in emergency economic relief funds, expanded SBA lending and provided temporary relief of certain modifications from TDR classification. In December 2020, the President signed the Consolidated Appropriations Act of 2021 which included another $900 billion in stimulus relief for the COVID-19 pandemic to provide emergency economic relief funds, further expanded SBA lending with additional funds for SBA PPP, and provided an extension for the relief of certain modifications from TDR classification. We have assisted many of our customers in availing themselves of certain provisions of the CARES Act by providing loan modifications to borrowers consisting of mostly payment deferrals. We also funded $480.1 million in SBA PPP loans in 2020 and $304.7 million in second round PPP loans in 2021.

At March 31, 2021, all of our regulatory capital ratios for Hope Bancorp and the Bank were in excess of the minimum requirements set by our regulators. While we currently believe that we have sufficient excess capital and liquidity to withstand the economic impact of the COVID-19 pandemic, further economic deterioration or an extended recession could adversely impact our capital and liquidity positions.

Pandemic Response Plan

With the onset of the COVID-19 virus, we activated a Pandemic Response Plan in January 2020, in advance of the declaration of the COVID-19 pandemic. As part of the Pandemic Response Plan, a Pandemic Response Team and a Business Continuity Program Team were formed which closely monitor the COVID-19 situation, identifying issues and developing responses to reduce risks related to COVID-19 to our customers, employees, and communities. As part of our overall efforts to help contain the spread of the virus, we made a number of adjustments in our branch operations and regularly communicate with our staff to keep them apprised of the latest information:

•	Nationwide, we reduced the operating hours;

•	For some of our branches with drive-thru service facilities, we limited in-branch services by appointment only;

•	We have also temporarily closed a number of branches that are in close proximity to another branch location;

•

We implemented social distancing procedures limiting the number of customers in a branch at a given time; requiring the use of face masks and hand sanitizers by all customers entering a branch, and added aisle lines to help guide customers in maintaining a minimum of 6 feet of separation;

•	We limited operations to every other teller station as warranted to maintain the minimum 6-feet distance;

•	We installed sneeze guards at all teller stations and customer service areas;

•	We have provided our branch staff with facial masks, as well as face shields; and

•	We implemented enhanced cleaning and disinfecting protocols at all of our branches.

We have also implemented a number of changes to our back-office operations including:

•

Enabling the majority of our employees with remote work capabilities and implementing a remote rotation strategy with the general goal of having approximately 50% of the department staff working onsite and the remainder working remotely;

•	In-person meetings have been prohibited to the extent possible;

•	In line with social distancing guidelines, certain employee workstations have been temporarily modified to allow for a minimum separation of approximately six feet between each employee;

•	Common break areas have been closed; and

•	We have implemented enhanced cleaning and disinfecting protocols for our non-branch locations.

The goal of the Pandemic Response Plan is to protect the health of our customers, employees, and communities while continuing to meet the needs of our customers. The Pandemic Response Team and Business Continuity Program Team will continue to monitor the COVID-19 situation and take additional actions in an effort to ensure the safe continued operations of the Bank.

Economic Conditions, Government Policies and Legislation

Our profitability, like that of most depository institutions, depends, among other things, on interest rate differentials. In general, the difference between the interest expense on interest bearing liabilities, such as deposits, borrowings, and debt, and the interest income on our interest earning assets, such as loans we extend to our customers and securities held in our investment portfolio, as well as the level of noninterest bearing deposits, has a significant impact on our profitability. Interest rates are highly sensitive to many factors that are beyond our control, such as the economy, inflation, unemployment, consumer spending, and political changes and events. The impact that future changes in domestic and foreign economic and political conditions might have on our performance cannot be predicted.

Our business is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the “FRB”). The FRB implements national monetary policies (with objectives such as curbing inflation or preventing recession) through its open-market operations in U.S. government securities, by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the targeted federal funds and discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates earned on interest earning assets and paid on interest bearing liabilities. The nature and impact on Hope Bancorp, and the Bank, of future changes in monetary and fiscal policies cannot be predicted.

From time to time, legislation and regulations are enacted or adopted which have the effect of increasing the cost of doing business, limiting, or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies, financial holding companies, and other financial institutions and financial services providers are frequently made in the U.S. Congress, in state legislatures, and by various regulatory agencies. These proposals may result in changes in banking statutes and regulations and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase the cost of doing business, limit permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations.

Corporate Information

Our headquarters are located at 3200 Wilshire Boulevard, Suite 1400, Los Angeles, California 90010, and our telephone number at that address is (213) 639-1700. Our website, www.bankofhope.com, is not a part of, and should not be construed as being incorporated by reference into, this prospectus or the accompanying prospectus.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Before deciding whether to purchase our common stock, investors should carefully consider the risks described below together with the “Risk Factors” described in our most recent Annual Report on Form 10-K and any updates described in our Quarterly Reports on Form 10-Q, all of which are incorporated herein by reference, as may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission (the “Commission”). Our business, financial condition, operating results and prospects are subject to the following material risks as well as those material risks incorporated by reference. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and our stockholders may lose all or part of their investment in the shares of our common stock.

Risks Related to our Business

Economic conditions in the markets in which we operate may adversely affect our loan portfolio and reduce the demand for our services.

We focus our business primarily in Korean-American communities in California, the greater New York City, Chicago, Houston and Dallas, and Seattle metropolitan areas, New Jersey, Virginia, and Alabama. Adverse economic conditions in our market areas could potentially have a material adverse impact on the quality of our business. A renewed economic slowdown in the markets in which we operate currently and in the future may have any or all of the following consequences, any of which may reduce our net income and adversely affect our financial condition:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	the level and duration of deposits may decline;

•	demand for our products and services may decline; and

•	collateral for loans may decline in value below the principal amount owed by the borrower.

We are subject to increasing credit risk as a result of the COVID-19 pandemic, which could adversely impact our profitability.

Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual loans and borrowers. As the overall economic climate in the U.S., generally, and in our market areas specifically, experiences material disruption due to the COVID-19 pandemic, our borrowers may experience difficulties in repaying their loans and governmental actions may provide payment relief to borrowers affected by COVID-19 and preclude our ability to initiate foreclosure proceedings in certain circumstances and, as a result, the collateral we hold may decrease in value or become illiquid, and the level of our nonperforming loans, charge-offs, and delinquencies could rise and require significant additional provisions for credit losses.

Through the pandemic we have worked to support our borrowers to mitigate the impact of the COVID-19 pandemic on them and on our loan portfolio, including through loan modifications that defer payments for those who experienced a hardship as a result of the COVID-19 pandemic. Although government legislation and regulatory guidance provides that such loan modifications are exempt from the reporting of TDRs and loan delinquencies, we cannot predict whether such loan modifications may ultimately have an adverse impact on our profitability in future periods.

The demand for our products and services has been and likely will continue to be significantly adversely impacted due to COVID-19, which would continue to materially and adversely affect our financial condition and results of operations. Furthermore, the pandemic could result in the recognition of amplified credit losses in our loan portfolios and increases in our allowance for credit losses, particularly as more and more businesses are closed. Similarly, because of changing economic and market conditions, we may be required to recognize impairments on goodwill or impairment on other financial instruments we hold.

Inability to successfully manage the increased credit risk caused by the COVID-19 pandemic could have a material adverse effect on our business, financial condition, and results of operations.

We have a high level of loans secured by real estate collateral. A downturn in the real estate market may seriously impair our loan portfolio.

As of March 31, 2021, approximately 64% of our loan portfolio consisted of loans secured by various types of commercial real estate (exclude 1-4 family residential loans). A slowdown in the economy is often accompanied by declines in the value of real estate. The recent COVID-19 pandemic has resulted in renewed deterioration in the real estate market generally and in commercial real estate values in particular. Such developments may result in additional loan charge-offs and provisions for credit losses, which may have a material and adverse effect on our net income and capital levels.

Our commercial loan and commercial real estate loan portfolios expose us to risks that may be greater than the risks related to our other loans.

Our loan portfolio includes commercial loans and commercial real estate loans, which are secured by hotels and motels, shopping/retail centers, service station and car wash, industrial and warehouse properties, and other types of commercial properties. Commercial and commercial real estate loans carry more risk as compared to other types of lending, because they typically involve larger loan balances often concentrated with a single borrower or groups of related borrowers.

Accordingly, charge-offs on commercial and commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. In addition, these loans expose a lender to greater credit risk than loans secured by residential real estate. The payment experience on commercial real estate loans that are secured by income producing properties are typically dependent on the successful operation of the related real estate project and thus, may subject us to adverse conditions in the real estate market or to the general economy. The collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than residential properties because there are fewer potential purchasers of the collateral.

Unexpected deterioration in the credit quality of our commercial or commercial real estate loan portfolios would require us to increase our provision for credit losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and prospects.

As a result of the COVID-19 pandemic, many industries were hit hard with the hospitality sector being one of the hardest hit. Hotel/motel loans make up a large percentage of our loan portfolio at approximately 12% at March 31, 2021. As a result, our estimated allowance for credit losses experienced large increases in 2020 to reflect the current and projected impact of COVID-19 pandemic on our loan portfolio.

In addition, with respect to commercial real estate loans, federal and state banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures. Because a significant portion of our loan portfolio is comprised of commercial real estate loans, the banking regulators may require us to maintain higher levels of capital than we would otherwise be expected to maintain, which could limit our ability to leverage our capital and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our allowance for credit losses may not cover our actual loan losses.

If our actual credit losses exceed the amount we have allocated for estimated current expected credit losses, our business will be adversely affected. We attempt to limit the risk that borrowers will fail to repay loans by carefully underwriting our loans, but losses nevertheless occur in the ordinary course of business operations. We create allowances for estimated credit losses through provisions that are recorded as reductions in income in our accounting records. We base these allowances on estimates of the following:

•	historical experience with our loans;

•	evaluation of current economic conditions and other factors;

•	reviews of the quality, mix and size of the overall loan portfolio;

•	reviews of delinquencies; and

•	the quality of the collateral underlying our loans.

If our allowance estimates are inadequate, we may incur losses, our financial condition may be materially and adversely affected and we may be required to try and raise additional capital to enhance our capital position. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain loan losses in excess of present or future levels of the allowance for credit losses or that regulatory agencies will not require us to increase our allowance thereby impacting our profitability.

An increase in nonperforming assets would reduce our income and increase our expenses.

If the level of nonperforming assets increases in the future, it may adversely affect our operating results and financial condition. Nonperforming assets are mainly loans on which the borrowers are not making their required payments. Nonperforming assets also include loans that have been restructured to permit the borrower to make payments and real estate that has been acquired through foreclosure or deed in lieu of foreclosure of unpaid loans. To the extent that assets are nonperforming, we have less earning assets generating interest income and an increase in credit related expenses, including provisions for credit losses.

Increases in the level of our problem assets, occurrence of operating losses or a failure to comply with requirements of the agencies which regulate us may result in regulatory actions against us which may materially and adversely affect our business and the market price of our common stock.

The California Department of Financial Protection and Innovation (“DFPI”), the FDIC, and the Board of Governors of the Federal Reserve System (“FRB”) each have authority to take actions to require that we comply with applicable regulatory capital requirements, cease engaging in what they perceive to be unsafe or unsound practices or make other changes in our business. Among others, the corrective measures that such regulatory authorities may take include requiring us to enter into informal or formal agreements regarding our operations, the issuance of cease and desist orders to refrain from engaging in unsafe and unsound practices, removal of officers and directors and the assessment of civil monetary penalties.

Our use of appraisals in deciding whether to make loans secured by real property does not ensure that the value of the real property collateral will be sufficient to repay our loans.

In considering whether to make a loan secured by real property, we require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and requires the exercise of a considerable degree of judgment. If the appraisal does not accurately reflect the amount that may be obtained upon sale or foreclosure of the property, whether due to a decline in property value after the date of the original appraisal or defective preparation of the appraisal, we may not realize an amount equal to the indebtedness secured by the property and as a result, we may suffer losses.

Changes in interest rates affect our profitability.

The interest rate risk inherent in our lending, investing, and deposit taking activities is a significant market risk to us and our business. We derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest earning assets, and interest paid on deposits, borrowings and other interest bearing liabilities. In general, the wider the spread, the more net interest income we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can greatly affect our income. In addition, interest rate fluctuations can affect how much money we may be able to lend. There can be no assurance that we will be successful in minimizing the potentially adverse effects of changes in interest rates.

We face risks associated with the replacement of LIBOR.

The London Interbank Offered Rate, or LIBOR, is scheduled to be phased out at the end of 2021. LIBOR serves as the benchmark rate worldwide for many financial assets, such as loans, bonds and other securities. While a working group comprised of the Federal Reserve and other market participants have proposed an alternative, the Secured Overnight Financing Rate (“SOFR”), there is no consensus on what rate or rates may become accepted alternatives to LIBOR. The market transition away from LIBOR to an alternative reference rate, such as SOFR, is complex and could have a range of adverse effects on our business, financial condition and results of operations. The transition could, for example:

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Adversely affect the interest rates we pay or receive on, the revenue and expenses associated with or the value of our LIBOR-based assets and liabilities, which include our subordinated debentures, certain variable rate loans and certain other securities and financial arrangements;

•

Adversely affect the interest rates paid or received on, the revenue and expenses associated with or the value of other securities or financial arrangements, given LIBOR’s role in determining market interest rates globally;

•	Prompt inquiries or other actions from banking regulators regarding our preparation and readiness for the replacement of LIBOR with an alternative reference rate; and

•	Result in disputes, litigation or other actions with counterparties, including disputes regarding the interpretation and enforceability of fallback language in LIBOR-based contracts and securities.

The manner and impact of the transition from LIBOR to an alternative reference rate and the effect of these developments on our funding costs, loan and investment and trading securities portfolios, asset-liability management, and business, is uncertain. Accordingly, it is not currently possible for us to determine whether, or to what extent, any such changes would affect us. However, the discontinuation of existing benchmark rates could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.

If we lose key employees, our business may suffer.

There is intense competition for experienced and highly qualified personnel in the Korean-American banking industry and the banking industry more broadly. Our future success depends on the continued employment of existing senior management personnel. If we lose key employees temporarily or permanently, it may hurt our business. We may be particularly hurt if our key employees, including any of our executive officers, became employed by our competitors in the Korean-American banking industry.

We are exposed to the risks of natural disasters.

A significant portion of our operations is concentrated in Southern California, which is an earthquake and fire prone region. A major earthquake or fire may result in material loss to us. A significant percentage of our loans are and will be secured by real estate. Many of our borrowers may suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake or fire. Those borrowers might not be able to repay their loans, and the collateral for such loans may decline significantly in value. Unlike a bank with operations that are more geographically diversified, we are vulnerable to greater losses if an earthquake, fire, flood, mudslide or other natural catastrophe occurs in Southern California.

We may experience adverse effects from acquisitions.

We have acquired other banking companies and bank offices in the past, and will consider additional acquisitions as opportunities arise. If we do not adequately address the financial and operational risks associated with acquisitions of other companies, we may incur material unexpected costs and disruption of our business. Future acquisitions may increase the degree of such risks.

Risks involved in acquisitions of other companies include:

•	the risk of failure to adequately evaluate the asset quality of the acquired company;

•	difficulty in assimilating the operations, technology and personnel of the acquired company;

•	diversion of management’s attention from other important business activities;

•	difficulty in maintaining good relations with the loan and deposit customers of the acquired company;

•	inability to maintain uniform and effective operating standards, controls, procedures and policies;

•	potentially dilutive issuances of equity securities or the incurrence of debt and contingent liabilities; and

•	amortization of expenses related to acquired intangible assets that have finite lives.

Liquidity risks may impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans, and other sources may have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities may be impaired by factors that affect us specifically or the financial services industry in general. Factors that may detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow may also be impaired by factors that are not specific to us, such as a disruption of the financial markets or negative views and expectations about the prospects for the banking industry or the general financial services industry as a whole.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business.

As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation, or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering, and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and malware, or other cyber-attacks. In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches, and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity, security breaches and cybersecurity-related incidents in recent periods. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us.

Information pertaining to us and our clients is maintained, and transactions are executed, on the networks and systems of us, our clients and certain of our third party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and security breaches and to maintain our clients’ confidence. Breaches of information security also may occur, and in infrequent cases have occurred, through intentional or unintentional acts by those having access to our systems or our clients’ or counterparties’ confidential information, including employees. In addition, increases in criminal activity, levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, our inability to anticipate, or failure to adequately mitigate, breaches of security could result in: losses to us or our clients; our loss of business and/or clients; damage to our reputation; the incurrence of additional expenses; disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability—any of which could have a material adverse effect on our business, financial condition and results of operations.

More generally, publicized information concerning security and cyber-related problems could inhibit the use or growth of electronic or web-based applications or solutions as a means of conducting commercial transactions. Such publicity may also cause damage to our reputation as a financial institution. As a result, our business, financial condition and results of operations could be adversely affected.

We are subject to operational risks relating to our technology and information systems.

The continued efficacy of our technology and information systems, related operational infrastructure and relationships with third party vendors in our ongoing operations is integral to our performance. Failure of any of these resources, including but not limited to operational or systems failures, interruptions of client service operations and ineffectiveness of or interruption in third party data processing or other vendor support, may cause material disruptions in our business, impairment of customer relations and exposure to liability for our customers, as well as action by bank regulatory authorities.

Our business reputation is important and any damage to it may have a material adverse effect on our business.

Our reputation is very important for our business, as we rely on our relationships with our current, former, and potential clients and stockholders in the communities we serve. Any damage to our reputation, whether arising from regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, our conduct of our business or otherwise may have a material adverse effect on our business.

As we expand outside our California markets, we may encounter additional risks that may adversely affect us.

Currently, the majority of our offices are located in California, but we also have offices in the New York City, Chicago, Houston, Dallas, and Seattle metropolitan areas, New Jersey, Virginia, and Alabama. Over time, we may seek to establish offices to serve Korean-American and other ethnic communities in other parts of the United States as well. In the course of these expansion activities, we may encounter significant risks, including unfamiliarity with the characteristics and business dynamics of new markets, increased marketing and administrative expenses and operational difficulties arising from our efforts to attract business in new markets, manage operations in noncontiguous geographic markets, comply with local laws and regulations and effectively and consistently manage our non-California personnel and business. If we are unable to manage these risks, our operations may be materially and adversely affected.

Adverse conditions in South Korea or globally may adversely affect our business.

A substantial number of our customers have economic and cultural ties to South Korea and, as a result, we are likely to feel the effects of adverse economic and political conditions there. If economic or political conditions in South Korea deteriorate, we may, among other things, be exposed to economic and transfer risk, and may experience an outflow of deposits by our customers with connections to South Korea. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may materially and adversely impact the recoverability of investments in or loans made to such entities. Adverse economic conditions in South Korea may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region. In addition, a general overall decline in global economic conditions may materially and adversely affect our profitability and overall results of operations.

Legal and Regulatory Risks

Governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

We are subject to significant governmental supervision and regulation. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change. In addition, regulations may be adopted which increase our deposit insurance premiums and enact special assessments which could increase expenses associated with running our business and adversely affect our earnings.

There can be no assurance that such statutes and regulations, any changes thereto or to their interpretation will not adversely affect our business. In particular, these statutes and regulations, and any changes thereto, could subject us to additional costs (including legal and compliance costs), limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect us and the banking industry generally. We are subject to the rules, regulations of, and examination by the FRB, the FDIC and the DFPI, and the Consumer Financial Protection Bureau (“CFPB”). In addition, we are subject to the rules and regulation of the Nasdaq Stock Market and the SEC and are subject to enforcement actions and other punitive actions by these agencies. If we fail to comply with federal and state regulations, the regulators may limit our activities or growth, impose fines on us or in the case of our bank regulators, ultimately require our bank to cease its operations. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

•	the capital that must be maintained;

•	the kinds of activities that can be engaged in;

•	the kinds and amounts of investments that can be made;

•	the locations of offices;

•	insurance of deposits and the premiums that we must pay for this insurance;

•	procedures and policies we must adopt;

•	conditions and restrictions on our executive compensation; and

•	how much cash we must set aside as reserves for deposits.

In addition, bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies, including the Bank and Hope Bancorp, for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Enforcement actions against us could include a federal conservatorship or receivership for the bank, the issuance of additional orders that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to enter into a strategic transaction, whether by merger or otherwise, with a third party, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders. In addition, as we have grown beyond $10 billion in assets, we are subject to enhanced CFPB examination as well as required to perform more comprehensive stress-testing on our business and operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The BSA, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control and compliance with the Foreign Corrupt Practices Act. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition and results of operations.

SBA lending is an important part of our business. Our SBA lending program is dependent upon the federal government, and we face specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process required for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender’s Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect to our financial results. Any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, may also have a material adverse effect on our business.

We historically sold the guaranteed portion of our SBA 7(a) loans in the secondary market, but during the end of 2018, we made the decision to retain most of the SBA 7(a) loans that we originate due to the low premiums being offered in the secondary market. These sales of SBA 7(a) loans have historically resulted in both premium income for us at the time of sale, and created a stream of future servicing income. We may not be able to continue originating these loans or return to selling them in the secondary market. Furthermore, even if we are able to continue originating and return to selling SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on the non-guaranteed portion of a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us, which could materially adversely affect our business, financial condition, results of operations and prospects.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

Environmental laws may force us to pay for environmental problems.

The cost of cleaning up or paying damages and penalties associated with environmental problems may increase our operating expenses. When a borrower defaults on a loan secured by real property, we often purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. We may also take over the management of commercial properties whose owners have defaulted on loans. We also lease premises where our branches and other facilities are located, all where environmental problems may exist. Although we have lending, foreclosure and facilities guidelines that are intended to exclude properties with an unreasonable risk of contamination, hazardous substances may exist on some of the properties that we own, lease, manage or occupy. We may face the risk that environmental laws may force us to clean up the properties at our expense. The cost of cleaning up a property may exceed the value of the property. We may also be liable for pollution generated by a borrower’s operations if we take a role in managing those operations after a default. We may find it difficult or impossible to sell contaminated properties.

Changes in accounting standards may affect how we record and report our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes and their impacts on us can be hard to predict and may result in unexpected and materially adverse impacts on our reported financial condition and results of operations.

Financial and Market Risks

We may reduce or discontinue the payment of dividends on common stock. Our stockholders are only entitled to receive such dividends as our Board may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. Our ability to pay dividends to our stockholders is subject to the restrictions set forth in Delaware law, by the FRB, and by certain covenants contained in our subordinated debentures. Notification to the FRB is also required prior to our declaring and paying a cash dividend to our stockholders during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. We may not pay a dividend if the FRB objects or until such time as we receive approval from the FRB or we no longer need to provide notice under applicable regulations. In addition, we may be restricted by applicable law or regulation or actions taken by our regulators, now or in the future, from paying dividends to our stockholders. We cannot provide assurance that we will continue paying dividends on our common stock at current levels or at all. A reduction or discontinuance of dividends on our common stock could have a material adverse effect on our business, including the market price of our common stock.

The conditional conversion features of the convertible notes issued by the Company, if met, may adversely affect our financial condition and operating results.

In the event the conditional conversion features of the convertible notes issued by the Company are met, holders of convertible notes will be entitled to convert the notes at any time during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

We may not have the capital resources necessary to settle conversions of the convertible notes in cash or to repurchase the convertible notes if holders of the convertible note exercise their repurchase rights or upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the convertible notes.

Holders of the convertible notes will have the right to require us to repurchase all or a portion of their convertible notes on certain specified dates or upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the convertible notes to be repurchased, plus accrued and unpaid special interest, if any. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase convertible notes surrendered or pay cash with respect to the convertible notes being converted if we elect not to issue shares, which could harm our reputation and affect the trading price of our common stock.

The value of our securities in our investment portfolio may decline in the future.

The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, implied credit spreads, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio or any given market segment or industry in which we are invested. We analyze our securities available for sale on a quarterly basis to determine if there is a requirement to recognize current expected credit losses. The process for determining current expected credit losses usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving all contractual principal and interest payments sufficient to recover our amortized cost of the security. Because of changing economic and market conditions affecting issuers, we may be required to recognize credit losses in future periods, which could have a material adverse effect on our business, financial condition, or results of operations.

If we fail to maintain an effective system of internal controls and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports, effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and business would be harmed. In addition, failure in our internal control over financial reporting and disclosure controls and procedures could cause us to fail to meet the continued listing requirements of the Nasdaq Global Select Market and, as a result, adversely impact the liquidity and trading price of our securities.

Anti-takeover provisions in our charter documents and applicable federal and state law may limit the ability of another party to acquire us, which could cause our stock price to decline.

Various provisions of our charter documents could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our stockholders. These include, among other things, advance notice requirements to submit stockholder proposals at stockholder meetings and the authorization to issue “blank check” preferred stock by action of the Board of Directors acting alone, thus without obtaining stockholder approval. In addition, applicable provisions of federal and state banking law require regulatory approval in connection with certain acquisitions of our common stock and supermajority voting provisions in connection with certain transactions. In particular, both federal and state law limit the acquisition of ownership of, generally, 10% or more of our common stock without providing prior notice to the regulatory agencies and obtaining prior regulatory approval or non-objection or being able to rely on an exemption from such requirement. Collectively, these provisions of our charter documents and applicable federal and state law may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Our common stock is not insured and you could lose the value of your entire investment.

An investment in our common stock is not a deposit and is not insured against loss by any government agency.

General Risk Factors

Our common stock is equity and therefore is subordinate to indebtedness and preferred stock.

Our common stock constitutes equity interests and does not constitute indebtedness. As such, common stock will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against us, including in the event of our liquidation. We may, and the Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. Additionally, holders of common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time. The Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our stockholders. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be materially adversely affected.

Our stock price may be volatile, which may result in substantial losses for our stockholders.

The market price of our common stock may be subject to fluctuations in response to a number of factors, including:

•	issuing new equity securities;

•	the amount of our common stock outstanding and the trading volume of our stock;

•	actual or anticipated changes in our future financial performance;

•	changes in financial performance estimates by us or by securities analysts;

•	competitive developments, including announcements by us or our competitors of new products or services or acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the operating and stock performance of our competitors;

•	changes in interest rates;

•	changes in key personnel;

•	changes in economic conditions that affect the Bank’s performance; and

•	changes in legislation or regulations that affect the Bank.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

We periodically evaluate opportunities to access capital markets, taking into account our financial condition, regulatory capital ratios, business strategies, anticipated asset growth and other relevant considerations. It is possible that future acquisitions, organic growth or changes in regulatory capital requirements could require us to increase the amount or change the composition of our current capital, including our common equity. For all of these reasons and others, and always subject to market conditions, we may issue additional shares of common stock or other capital securities in public or private transactions.

The issuance of additional common stock, debt, or securities convertible into or exchangeable for our common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock. Holders of our common stock have no preemptive or other rights that would entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in dilution of the ownership interests of our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus and any applicable prospectus supplement may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the Company and its subsidiaries. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, and can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “could,” “should,” “projects,” “plans,” “goal,” “targets,” “potential,” “estimates,” “pro forma,” “seeks,” “intends,” or “anticipates” or the negative thereof or comparable terminology. Forward-looking statements include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, objectives, expectations or consequences of various transactions, and statements about the future performance, operations, products and services of the Company and its subsidiaries. We caution our shareholders and other readers not to place undue reliance on such statements.

You should read this prospectus and the documents incorporated by reference completely and with the understanding that our actual future results may be materially different from what we currently expect. Our business and operations are and will be subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the risk factors set forth herein under the title “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Commission on March 1, 2021, and elsewhere in the documents incorporated by reference into this prospectus and any applicable prospectus supplement.

You should assume that the information appearing in this prospectus and any document incorporated herein by reference is accurate as of its date only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which the statement is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All written or oral forward-looking statements attributable to us or any person acting on our behalf made after the date of this prospectus and any applicable prospectus supplement are expressly qualified in their entirety by the risk factors and cautionary statements contained in and incorporated by reference into this prospectus and any applicable prospectus supplement. Unless legally required, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus and any applicable prospectus supplement or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

This prospectus relates to sale of shares of common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the shares by the selling stockholders.

The table below sets forth, as of May 3, 2021, (i) the name of each person who is offering the resale of shares by this prospectus and their position with us; (ii) the number of shares (and the percentage, if 1% or more) of common stock beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act by each person; (iii) the number of shares that each selling stockholder may offer for sale from time to time pursuant to this prospectus, whether or not such selling stockholder has a present intention to do so; and (iv) the number of shares (and the percentage, if 1% or more) of common stock each person will beneficially own after the offering, assuming they sell all of the shares offered. Unless otherwise indicated, the address for each selling stockholder listed in the table below is c/o Hope Bancorp, Inc., 3200 Wilshire Boulevard, Suite 1400, Los Angeles, California 90010.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of May 3, 2021, and we have not independently verified this information. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the number of shares of common stock that will actually be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus or acquire additional shares of common stock. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

	SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING (1)		NUMBER OF SHARES BEING OFFERED (2)	SHARES BENEFICIALLY OWNED UPON COMPLETION OF THE OFFERING(3)

NAME	NUMBER (4)	PERCENT (5)	NUMBER	NUMBER	PERCENT (5)

Non-Executive Directors
Donald D. Byun	508,894	*	40,166	468,728	*
Jinho Doo	33,382	*	33,382	—	—
Daisy Y. Ha	475,051	*	33,382	441,669	*
Jin Chul Jhung	263,001	*	33,382	229,619	*
Joon K. Kim	6,666	*	6,666	—	—
Steven S. Koh	3,343,729	2.71%	59,019	3,284,710	2.66%
Chung Hyun Lee	256,501	*	33,382	223,119	*
William Lewis	36,666	*	34,166	2,500	*
Scott Yoon-Suk Whang	96,005	*	43,303	52,702	*
Dale Zuehls	34,166	*	34,166	—	—
The Estate of John R. Taylor	63,764	*	33,500	30,264	*
Executive Officers
Kevin S. Kim	907,237	*	357,022	734,296	*
Alex Ko	37,037	*	67,792	2,219	*
David P. Malone	67,808	*	119,564	3,450	*
Kyu S. Kim	57,994	*	74,873	14,586	*
Jason K. Kim	85,723	*	75,281	44,448	*
Peter Koh	86,586	*	61,668	53,070	*
Thomas P. Stenger	6,811	*	29,912	—	—

*	Less than one percent (1%).
(1)

The number and percentage of shares beneficially owned prior to this offering is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power, including any shares of common stock or other derivative securities that are exercisable, vested or convertible as of May 3, 2021, or that will become exercisable, vested or convertible within 60 days of May 3, 2021. Except as otherwise noted, may include shares held by such person’s spouse (except where legally separated or if stock is held as separate property) and minor children, and by any other relative of such person who has the same home; shares held in “street name” for the benefit of such person; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or such person’s spouse) is the sole beneficiary and has pass-through voting rights and investment power.

(2)

The numbers of shares of common stock reflect all shares of common stock acquired or issuable to a person pursuant to applicable grants previously made under the 2016 Plan and the 2019 Plan irrespective of whether such grants are exercisable vested or convertible as of May 3, 2021 or will become exercisable, vested or convertible within 60 days after May 3, 2021.

(3)

In computing the number and percentage of shares beneficially owned following the offering, we presumed that the person sold all shares of common stock eligible to be resold in this offering irrespective of any applicable vesting, exercisability or conversion limitations, but retained ownership of all other shares of common stock beneficially owned as of May 3, 2021. Except as otherwise noted, may include shares held by such person’s spouse (except where legally separated or if stock is held as separate property) and minor children, and by any other relative of such person who has the same home; shares held in “street name” for the benefit of such person; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or such person’s spouse) is the sole beneficiary and has pass-through voting rights and investment power.

(4)	Shares beneficially owned prior to this offering include the following for each director and Executive Officer:

NAME	Shares Beneficially Owned that are Exercisable, Vested or Convertible	Options Exercisable within 60 days	RSUs vesting within 60 days	Total
Non-Executive Directors
Donald D. Byun	482,228	20,000	6,666	508,894
Jinho Doo	7,500	20,000	5,882	33,382
Daisy Y. Ha	449,169	20,000	5,882	475,051
Jin Chul Jhung	237,119	20,000	5,882	263,001
Joon K. Kim	—	—	6,666	6,666
Steven S. Koh	3,304,710	30,000	9,019	3,343,729
Chung Hyun Lee	230,619	20,000	5,882	256,501
William Lewis	10,000	20,000	6,666	36,666
Scott Yoon-Suk Whang	66,202	20,000	9,803	96,005
Dale Zuehls	7,500	20,000	6,666	34,166
The Estate of John R. Taylor	43,764	20,000	—	63,764
Executive Officers
Kevin S. Kim	631,938	260,660	14,639	907,237
Alex Ko	18,982	16,000	2,055	37,037
David P. Malone	43,525	20,000	4,283	67,808
Kyu S. Kim	32,181	24,000	1,813	57,994
Jason K. Kim	59,910	24,000	1,813	85,723
Peter Koh	68,894	16,000	1,692	86,586
Thomas P. Stenger	5,578	—	1,233	6,811

(5)	Percentage is based upon 123,566,066 shares of common stock outstanding as of May 3, 2021.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus are being registered by the Company for the account of the selling stockholders. The shares of common stock offered may be sold from time to time directly by or on behalf of each selling stockholder in one or more transactions on The Nasdaq Global Select Market or any other stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling stockholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares or both. Such compensation as to a particular broker or dealer may be in excess of customary commissions.

In connection with their sales, a selling stockholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. We are bearing all costs relating to the registration of the shares of common stock. Any commissions or other fees payable to brokers or dealers in connection with any sale of the shares will be borne by the selling stockholders or other party selling such shares. Sales of the shares must be made by the selling stockholders in compliance with all applicable state and federal securities laws and regulations, including the Securities Act. In addition to any shares sold hereunder, selling stockholders may sell shares of common stock in compliance with Rule 144. There is no assurance that the selling stockholders will sell all or a portion of the common stock offered hereby. The selling stockholders may agree to indemnify any broker, dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act. We have notified the selling stockholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common stock issuable under the Plans has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Hope Bancorp, Inc. incorporated in this Registration Statement on Form S-8 by reference from our Annual Report on Form 10-K for the year ended December 31, 2020 have been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such consolidated statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that such information is considered part of this prospectus. As such, the following documents filed with the Commission are incorporated herein by reference:

•	Annual Report on Form 10-K for the fiscal year December 31, 2020, filed with the Commission on March 1, 2021;

•	Definitive Proxy Statement on Schedule 14A filed with the Commission on April 22, 2021;

•	Current Reports on Form 8-K, filed with the Commission on March 23, 2021, April 21, 2021 and April 28, 2021; and

•

the description of our common stock contained in the registration statement on Form 8-A filed with the Commission on April 22, 2003, including any amendment or report filed pursuant to the Exchange Act for the purpose of updating that description.

All documents subsequently filed with the Commission by the Registrant (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold under this Registration Statement, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to Angelee J. Harris, General Counsel, at the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted for directors, officers and persons controlling our Company, we have been informed that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the Commission a registration statement on Form S-8 under the Securities Act of 1933, as amended, with respect to the sale, from time to time, of shares of our common stock held by the selling stockholders named in this prospectus.

This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities being offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement.

The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s Internet site can be found at http://www.sec.gov. You can also obtain copies of materials we file with the Commission from our website found at www.bankofhope.com. Information on our website does not constitute a part of, nor is it incorporated in any way into, this prospectus and should not be relied upon in connection with making an investment decision.

HOPE BANCORP, INC.

1,170,626 SHARES OF COMMON STOCK

PROSPECTUS

May 7, 2021

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Commission pursuant to the Securities Act and the Exchange Act are incorporated herein by reference:

•	Annual Report on Form 10-K for the fiscal year December 31, 2020, filed with the Commission on March 1, 2021;

•	Definitive Proxy Statement on Schedule 14A filed with the Commission on April 22, 2021;

•	Current Reports on Form 8-K, filed with the Commission on March 23, 2021, April 21, 2021 and April 28, 2021; and

•

the description of our common stock contained in the registration statement on Form 8-A filed with the Commission on April 22, 2003, including any amendment or report filed pursuant to the Exchange Act for the purpose of updating that description.

All documents subsequently filed with the Commission by the Registrant (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold under this Registration Statement, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

No expert or counsel named in this Registration Statement as having prepared or certified any part of this Registration Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries.

Item 6. Indemnification of Directors and Officers.

Section 145 (“Section 145”) of the DGCL permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The foregoing is only a summary of the described sections of the DGCL and is qualified in its entirety by reference to such sections.

Our Certificate of Incorporation, as amended, and our Amended and Restated Bylaws provide that we shall indemnify each of its officers and directors to the fullest extent permitted by Section 145.

Our Certificate of Incorporation, as amended, provides that no current or former director shall be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description

4.1	BBCN Bancorp, Inc. 2016 Incentive Compensation Plan

4.2	Hope Bancorp, Inc. 2019 Stock-Based Incentive Plan

5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP

10.1	Form of Incentive Stock Option Agreement under the 2016 Plan

10.2	Form of Non-qualified Stock Option Agreement under the 2016 Plan

10.3	Form of Restricted Stock Unit Agreement under the 2016 Plan

10.4	Form of Performance-Based Restricted Stock Unit Agreement under the 2016 Plan

10.5	Form of Restricted Stock Unit Agreement under the 2019 Plan

10.6	Form of Performance-Based Restricted Stock Unit Agreement under the 2019 Plan

23.1	Consent of Crowe LLP

23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page)

Item 9. Undertakings.

A. The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 7, 2021.

HOPE BANCORP, INC.

By:	/s/ Kevin S. Kim
Kevin S. Kim
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin S. Kim his or her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

	Signature/Name	Title	Date

By:	/s/ KEVIN S. KIM	Chairman, President, and Chief Executive Officer	May 7, 2021
	Kevin S. Kim	(Principal Executive Officer)

By:	/s/ ALEX KO	Senior Executive Vice President & Chief Financial Officer	May 7, 2021
	Alex Ko	(Principal Financial and Accounting Officer)

By:	/s/ SCOTT YOON-SUK WHANG	Director	May 7, 2021
Scott Yoon-Suk Whang

By:	/s/ STEVEN S. KOH	Director	May 7, 2021
Steven S. Koh

By:	/s/ DONALD D. BYUN	Director	May 7, 2021
Donald D. Byun

By:	/s/ JINHO DOO	Director	May 7, 2021
Jinho Doo

By:	/s/ DAISY HA	Director	May 7, 2021
Daisy Ha

By:	/s/ JIN CHUL JHUNG	Director	May 7, 2021
Jin Chul Jhung

By:	/s/ JOON KYUNG KIM	Director	May 7, 2021
Joon Kyung Kim

By:	/s/ CHUNG HYUN LEE	Director	May 7, 2021
Chung Hyun Lee

By:	/s/ WILLIAM J. LEWIS	Director	May 7, 2021
William J. Lewis

By:	/s/ DAVID P. MALONE	Director	May 7, 2021
David P. Malone

By:	/s/ DALE S. ZUEHLS	Director	May 7, 2021
Dale S. Zuehls